

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Steven A. DeMartino
President and Chief Financial Officer,
TransAct Technologies Incorporated
One Hamden Center, 2319 Whitney Avenue, Suite 3B
Hamden, CT 06518

> **Re: TransAct Technologies Incorporated**
> **Registration Statement on Form S-3**
> **Filed August 17, 2020**
> **File No. 333-248055**

Dear Mr. DeMartino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott W. Goodman, Esq.